[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

December 13, 2021

VIA HAND DELIVERY AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Morgan	Youngwood

  Stephen Krikorian

  Anna Abramson

  Kathleen Krebs

Re:	M3-Brigade Acquisition II Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 22, 2021
File No. 001-40162

Dear Mses. Youngwood, Abramson and Krebs and Mr. Krikorian:

On behalf of our client, M3-Brigade Acquisition II Corp. (“MBAC”), we are providing MBAC’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated December 3, 2021, with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).

MBAC is concurrently filing via EDGAR this letter and Amendment No. 2 to the Preliminary Proxy Statement (the “Revised Proxy Statement”), which includes revisions made in response to the comments received from the Staff as well as certain additional changes to update the disclosure contained in the Preliminary Proxy Statement. We are separately furnishing to the Staff courtesy copies of the Revised Proxy Statement marked to show the changes to the Preliminary Proxy Statement.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by MBAC’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Revised Proxy Statement. All references to page numbers in MBAC’s responses are to the pages of the Revised Proxy Statement.

U.S. Securities and Exchange Commission

December 13, 2021

Questions and Answers about the Proposals for Stockholders

Q: What vote is required to approve the proposals presented at the Special Meeting?, page 20

1.

We note your disclosure in response to prior comment 4. Please further revise to quantify the number of shares held by the Sponsor Parties and to distinguish between the percentage of the remaining shares needed to approve the Business Combination Proposal in the following two scenarios: (i) all MBAC outstanding shares are voted and (ii) only a quorum of MBAC shares are voted.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 25, 26, 97, 212, 215, 220, 225, 229, 237, 238 and 239 of the Revised Proxy Statement.

Why is the company proposing two different Charter Proposals?, page 22

2.	Please describe the material differences between Class A and Class C shares.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on page 23 of the Revised Proxy Statement.

If Syniverse fails to maintain effective internal controls over financial reporting at a reasonable assurance level.., page 90

3.

Your response to prior comment 14 indicates that Syniverse did not identify any material weaknesses in its internal control over financial reporting related to the May 2021 Incident. Please explain in greater detail how your assessment of disclosure controls and procedures and internal control over financial reporting considered the fact that the unauthorized access began in May 2016. Describe how Syniverse became aware of the unauthorized access to its operational and information technology systems by an unknown individual or organization. Provide us with a current timeline of the investigation, incident and events that began May 2016. Explain whether the company’s directors, officers, and other persons responsible for developing and overseeing controls and procedures were informed about the Incident prior to May 2021.

Response: We respectfully acknowledge the Staff’s comment and are providing the following clarification as it relates to the time period between the beginning of the unauthorized access in May 2016, through discovery of the unauthorized access in May 2021 and completion of Syniverse’s investigation in August 2021. This clarification is intended to supplement, and be considered together with, our response to the Staff’s prior comment 14 in the letter, dated November 22, 2021.

Syniverse became aware of the unauthorized access to its operational and information technology systems by an unknown individual or organization when it was contacted on May 26, 2021 by a customer who informed Syniverse that it had observed unauthorized activity that appeared to be originating from Syniverse’s Electronic Data Transfer (“EDT”) environment. Syniverse began its internal investigation on May 26, 2021. Syniverse then engaged outside counsel and outside counsel engaged a third-party forensics investigator (the “Investigator”). The Investigator commenced its investigation on June 2, 2021. The investigation was completed on August 18, 2021. The investigation

U.S. Securities and Exchange Commission

December 13, 2021

revealed that the earliest date of unauthorized activity was May 27, 2016 and involved the placement of malware on the system. From that point through late 2017, the threat actor generally worked to better understand and maintain access to the network and systems. The threat actor began to gather customer credentials from the EDT environment in approximately late 2017 and thereafter continued to do so on a sporadic basis until June of 2021. Ultimately, EDT credentials for approximately 235 Syniverse EDT customers were compromised as a result of this activity. Beginning in December 2020 through July of 2021, the threat actor attempted to access databases within Syniverse. The threat actor successfully duplicated one database containing GSM registration data in June of 2021 and accessed several others, none of which resulted in the compromise of material data. The last activity by the unknown individual or organization occurred on August 5, 2021.

No Syniverse director, officer or other employee was aware of the unauthorized access to Syniverse’s network prior to May 2021.

As described in our response to prior comment 14, Syniverse evaluated the indicators of a material weakness as described in Public Company Accounting Oversight Board Auditing Standard No. 5, paragraph 69, and concluded that a material weakness in its internal control over financial reporting does not exist because there was no indication of any fraudulent activity by Syniverse management; historical financial statements were not misstated by any amount; the financial statement impact of the May 2021 Incident was not material to Syniverse’s consolidated financial statements; and there was no indication that the incident was a function of a lack of oversight by Syniverse’s audit committee.

With respect to oversight of internal control over financial reporting, as clarified in this response, no directors, officers or other Syniverse personnel were informed of the incident prior to May 2021 as the incident was not discovered until May 2021.

Furthermore, with respect to oversight of internal control over financial reporting from the period May 2016 through May 2021, we refer the Staff to the description of the scope of the security incident on pages 76-77 of the Revised Proxy Statement, which was primarily limited to Syniverse’s EDT environment and certain other databases, which included roaming records and GSM registration data. There is no evidence the incident impacted financial data or records, and the accessed data did not include subscribers’ names or other information identifiable to any individual or device.

The May 2021 Incident is not an indication of ineffective oversight of internal control over financial reporting based on the following, which applies to the period from the beginning of the unauthorized access in May 2016 through the date hereof:

•

There is no evidence the May 2021 Incident impacted databases that contained financial data or records or that contained subscribers’ names or other information identifiable to any individual or device.

•	There is no evidence of disruption to Syniverse’s services or monetization of the unauthorized activity.

•

Syniverse had in place effective mitigating internal controls around certain data and processes for impacted areas of Syniverse’s environment as well as other effective controls over revenues and the financial statement close process that are designed to detect material fluctuations in financial records and results.

U.S. Securities and Exchange Commission

December 13, 2021

•	The impact of the May 2021 Incident, once detected, was not material to Syniverse’s consolidated financial statements.

These factors, along with those described in our response to prior comment 14, support our conclusion that the May 2021 Incident does not indicate there is a material weakness in Syniverse’s internal control over financial reporting.

Risk Factors

Our internal controls over financial reporting may not be effective…, page 119

4.

Please revise to address the fact that you identified another error in your financial statements related to the classification of redeemable shares issued during your IPO, which lead to a restatement of prior period financial statements. Discuss the impact this had on the material weakness previously identified, your evaluation of disclosure controls and procedures and your remediation efforts.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 120-121 of the Revised Proxy Statement.

Proposal No. 1 – The Business Combination Proposal

Background of the Business Combination, page 179

5.	Please disclose in your proxy statement the information you provided in your response to prior comment 23 regarding the waiver of the corporate opportunities doctrine.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on page 183 of the Revised Proxy Statement.

6.	Please disclose if and when Syniverse revealed the May 2021 Incident to the company. Discuss the board’s consideration of the May 2021 Incident.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 189 and 190 of the Revised Proxy Statement.

The Company’s Board of Directors’ Reasons for the Approval of the Business Combination, page 188

7.

We note your response to prior comment 26. Please identify the comparable companies and their comparable metrics. In addition, disclose the valuations of Syniverse implied by the Twilio Investment and the PIPE Investment.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on pages 192, 193 and 194 of the Revised Proxy Statement.

Proposal No. 3 – The Charter Proposal, page 212

U.S. Securities and Exchange Commission

December 13, 2021

8.

We note your response to prior comment 31 that the company is relying on Section 242(c) of the Delaware General Corporation Law, which permits the resolution authorizing a proposed amendment to a corporation’s certificate of incorporation to provide that at any time prior to its effectiveness, notwithstanding stockholder approval, the board may abandon the amendment, without further action of the stockholders. We also note your revised disclosure on pages 22-23 which describes how either or both proposed amendments may be abandoned. Please also describe this potential abandonment in your description of the proposal in this section.

Response: In response to the Staff’s comment, MBAC has revised the disclosure on page 216 of the Revised Proxy Statement.

Non-GAAP Financial Measures

Reconciliation of Non-GAAP Measures to GAAP, page 299

9.

We are continuing to evaluate your response to prior comment 34 and have the following comments. Please clarify the nature of transformation program and the significance to the delivery of your services. Indicate when the program began and its expected completion date. Ensure that your MD&A discussion discusses the impact these expenses had on your results of operations and discusses its anticipated future effects. This program appears to be a known trend that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.

Response: In response to the Staff’s comment, we advise the Staff that Syniverse launched its Transformation Program (the “Program”) in August 2019 with the objective of implementing a future operating model and optimizing its cost base to that model. Changes were focused on cost reduction programs while restructuring our business segments (aligning to Syniverse’s Carrier and Enterprise reporting segments). The cost savings were secured by optimization of Syniverse’s labor force through reducing the cost of management, offshoring or outsourcing activities and eliminating or automating tasks by focusing on both process simplification and digital enablement. In addition, Syniverse reduced its costs by renegotiating third party services including data centers, connectivity circuits, mobile termination fees and hardware and software maintenance and through tighter control over discretionary expenses such as marketing, travel and professional fees. Syniverse planned and executed initiatives that has resulted in historical cost benefits from 2019-2021 as disclosed in Syniverse’s MD&A. Syniverse has incurred $12.5 million of costs on a cumulative basis from Program inception through August 31, 2021, the vast majority of which related to a contract with a professional services firm that ended in March 2021 and third party expenses to effectuate the plan. The Program was substantially completed in the fiscal quarter ended May 31, 2021, with the remaining few actions primarily related to Syniverse’s Lead to Order process for which it does not expect to incur a material level of incremental costs. As a result, Syniverse believes the adjustments comply with question 100.01 of the SEC’s Non-GAAP Compliance & Disclosure Interpretations as these costs are not normal and recurring cash operating expenses necessary to operate the business.

In response to the Staff’s comment, MBAC has revised the Factors and Trends Affecting Syniverse’s Results of Operations section on pages 277 and 278 of the Revised Proxy Statement to further clarify the impact of the Program on future results. Further, the Components of Results of Operations

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December 13, 2021

section has been revised on pages 282 and 288 of the Revised Proxy Statement to discuss the impact these expenses had on Syniverse’s results of operations. MBAC respectfully notes that the impact of cost benefits associated with the Program has been disclosed in the explanation for changes in Cost of Operations, Sales and Marketing and General & Administrative Expense for the nine months ended August 31, 2021 and the eleven months ended November 30, 2020 as compared to the respective prior year periods.

M3-Brigade Acquisition II Corp.

Note 2. Restatement of Previously Issued Financial Statements, page F-11

10.

We note that the company filed an Item 8.01 Form 8-K on March 8, 2021 that included an audited balance sheet as of the same date. We further note that the company has restated such balance sheet here on an unaudited basis. Please explain or revise as necessary.

Response: In response to the Staff’s comment, we respectfully advise the Staff that MBAC intends to file a Current Report on Form 8-K/A, which will include restated audited financial statements as of the same date as the financial statements filed by MBAC on March 8, 2021 on a Current Report on Form 8-K, along with a related audit report. MBAC has revised the disclosure on page 355 of the Revised Proxy Statement in order to incorporate the applicable Current Report by reference into the Revised Proxy Statement.

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U.S. Securities and Exchange Commission

December 13, 2021

If you have any questions, please do not hesitate to contact me at (212) 403-1056.

Very truly yours,

/s/ John L. Robinson
John L. Robinson

cc:	Charles Garner, Executive Vice President and Secretary, M3-Brigade Acquisition II Corp.